EXHIBIT 99.1

Hydrogenics Reports Second Quarter 2016 Results

Booked $16.2 Million of Orders; Gross Margin Climbs Year-over-Year on 25% Revenue Growth

MISSISSAUGA, Ontario, Aug. 03, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported second quarter 2016 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Second Quarter Highlights

“Hydrogenics made some notable progress this quarter on a number of fronts – winning new orders which, once again, pushed our backlog over $100 million as we posted solid revenue growth,” said Daryl Wilson, Hydrogenics’ CEO and President. “We announced a major partnership in China with SinoHytec for the delivery of heavy-duty fuel cell modules in a contract valued at $13.5 million and, more recently, were awarded our first contract in Southeast Asia – by the Electricity Generation Authority of Thailand – for a €4.3 million megawatt-scale energy storage facility and fuel cell power plant. These achievements highlight the global demand for our unique hydrogen-based technologies. We’re also on track to deliver the first equipment for our Enbridge energy storage venture later this year, and our contract with Alstom is proceeding on schedule.

“Our one megawatt pilot power plant project in South Korea has exceeded expectations since it began operations in late 2015. We have completed substantial engineering, planning and negotiation work with our project partners for a 50 megawatt scale-up at the same site, evaluating the risks inherent in a 20 year long-term service agreement along with the capacity of each party to bear the associated uncertainties. Part of this assessment includes investigating alternative risk mitigation structures such as insurance coverage associated with cleantech power projects. To date, no formal order has been issued, as we are facing the normal challenges associated with a first-of–its-kind scale-up of this magnitude. We anticipate further communication on this project in the coming months.”

Summary of Results for the Quarter Ended June 30, 2016

  Total revenue increased by $1.8 million, or 25%, to $9.2 million for the three months ended June 30, 2016 compared to $7.4 million for the second quarter of 2015.  The higher sales level was due to a greater number of orders shipped within the Company’s OnSite Generation business, partially offset by lower revenue within the Power Systems segment.

  Gross profit rose to $1.8 million in the current quarter versus $1.0 million in the prior-year period, and gross margin expanded 570 basis points to 19.8% in 2016 from 14.1% last year. The improvement was due to product mix as well as higher absorption of indirect overhead costs as a result of the increase in revenue.

  The Company’s Adjusted EBITDA1 loss increased $0.1 million, to $2.4 million, for the three months ended June 30, 2016 from $2.3 million for the same period last year, reflecting higher selling, general and administrative costs and greater research and development expenses, partially offset by an increase in gross profit.

  Net loss for the quarter was $3.1 million, or $(0.25) per share, versus $3.7 million, or $(0.37) per share, in the prior-year period.

  Hydrogenics secured $16.2 million of new orders during the quarter, resulting in a contract backlog of $102.9 million as of June 30, 2016. Of the $102.9 million in backlog, the Company expects to recognize approximately $29 million over the next twelve months as revenue in addition to what can be booked and billed as revenue in the same twelve month period.

Notes

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EDT on August 3, 2016 to review the second quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Adjusted EBITDA

	Three months ended June 30		Six months ended June 30,
	2016	2015	2016	2015
Net loss	$(3,092)	$(3,700)	$(5,454)	$(7,127)
Finance loss (income)	360	1,124	562	2,103
Depreciation of property, plant and equipment and intangible assets	184	149	356	310
Compensation indexed to share price	(76)	(90)	(106)	(234)
Stock-based compensation expense	161	176	290	294
Adjusted EBITDA	$(2,463)	$(2,341)	$(4,352)	$(4,654)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	June 30, 2016	December 31, 2015

Assets
Current assets
Cash and cash equivalents	$11,579	$23,398
Restricted cash	1,023	971
Trade and other receivables	10,573	10,419
Inventories	17,469	14,270
Prepaid expenses	814	428
	41,458	49,486
Non-current assets
Restricted cash	506	532
Investment in joint venture	2,040	1,951
Property, plant and equipment	3,302	3,049
Intangible assets	238	215
Goodwill	4,201	4,135
	10,287	9,882
Total assets	$51,745	$59,368

Liabilities
Current liabilities
Operating borrowings	$-	$1,086
Trade and other payables	7,861	7,776
Financial liabilities	8,532	9,034
Warranty provisions	1,659	2,255
Deferred revenue	9,841	10,146
	27,893	30,297
Non-current liabilities
Other non-current liabilities	3,448	3,121
Non-current warranty provisions	994	938
Non-current deferred revenue	4,129	4,764
	8,571	8,823
Total liabilities	36,464	39,120
Equity
Share capital	365,922	365,824
Contributed surplus	19,156	18,964
Accumulated other comprehensive loss	(3,027)	(3,224)
Deficit	(366,770)	(361,316)
Total equity	15,281	20,248
Total equity and liabilities	$51,745	$59,368

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenues	$9,198	$7,368	$13,527	$14,899
Cost of sales	7,379	6,326	10,497	12,704
Gross profit	1,819	1,042	3,030	2,195

Operating expenses
Selling, general and administrative expenses	3,106	2,579	5,354	5,158
Research and product development expenses	1,445	1,039	2,568	2,061
	4,551	3,618	7,922	7,219

Loss from operations	(2,732)	(2,576)	(4,892)	(5,024)

Finance income (expenses)
Interest expense, net	(438)	(369)	(871)	(496)
Foreign currency gains (losses), net	(142)	73	(178)	(763)
Gain (loss) from joint venture	(4)	57	52	41
Other finance gains (losses)	224	(885)	435	(885)
Finance loss, net	(360)	(1,124)	(562)	(2,103)

Loss before income taxes	(3,092)	(3,700)	(5,454)	(7,127)
Income tax expense	-	-	-	-
Net loss for the period	(3,092)	(3,700)	(5,454)	(7,127)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(189)	185	197	(877)
Comprehensive loss for the period	$(2,903)	$(3,515)	$(5,257)	$(8,004)

Net loss per share
Basic and diluted	$(0.25)	$(0.37)	$(0.43)	$(0.71)

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars) (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(3,092)	$(3,700)	$(5,454)	$(7,127)
(Increase) decrease in restricted cash	(223)	1,410	7	1,947
Items not affecting cash
Amortization and depreciation	184	149	356	310
Unrealized other losses on hedging	69	-	-	-
Warrants	(285)	885	(416)	885
Unrealized foreign exchange (gains) losses	(17)	(261)	186	(257)
Unrealized (gain) loss on joint venture	4	(58)	(52)	(41)
Accreted non-cash and unpaid interest and amortization of deferred financing fees	233	345	598	466
Stock-based compensation	161	176	290	294
Stock-based compensation - RSUs and DSUs	(76)	(90)	(106)	(234)
Net change in non-cash working capital	(2,900)	(3,146)	(5,401)	(1,897)
Cash used in operating activities	(5,942)	(4,290)	(9,992)	(5,654)

Investing activities
Purchase of property, plant and equipment	(276)	(394)	(904)	(765)
Receipt of government funding	30	-	215	-
Purchase of intangible assets	(5)	(81)	(47)	(81)
Cash used in investing activities	(251)	(475)	(736)	(846)

Financing activities
Repayment of repayable government contributions	(55)	(110)	(109)	(110)
Proceeds of borrowings, net of transaction costs	-	6,866	-	6,866
Repayment of operating borrowings	-	(2,151)	(1,076)	(2,151)
Proceeds of operating borrowings	-	1,671	-	3,822
Common shares issued	-	3	-	9
Cash provided by (used in) financing activities	(55)	6,279	(1,185)	8,436

Increase (decrease) in cash and cash equivalents during the period	(6,248)	1,514	(11,913)	1,936
Cash and cash equivalents - Beginning of period	17,770	6,207	23,398	6,572
Effect of exchange rate fluctuations on cash and cash equivalents held	57	295	94	(492)
Cash and cash equivalents - End of period	$11,579	$8,016	$11,579	$8,016

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com